Exhibits


SUB-ITEM 77M
MERGERS

On May 21, 2015, the Registrants Board of Trustees approved a reorganization of the RidgeWorth Intermediate Bond Fund (the Selling Fund) into the RidgeWorth Core Bond Fund (the Acquiring Fund), another series of the Registrant. Effective close of business July 31, 2015, each shareholder of the A Shares, I Shares and R Shares of the Selling Fund became a shareholder of the Acquiring Fund, and received A Shares, I Shares and R Shares of the Acquiring Fund in an amount equal in value to the shares of the Selling Fund the shareholder had immediately before the Reorganization. No shareholder vote was required with respect to the reorganization.

On May 21, 2015, the Registrants Board of Trustees approved a reorganization of the RidgeWorth U.S. Government Securities Fund (the Selling Fund) into the RidgeWorth Limited-Term Federal Mortgage Securities Fund
(the Acquiring Fund), another series of the Registrant. Effective close of business July 31, 2015, each shareholder of the A Shares, C Shares and I Shares of the Selling Fund became a shareholder of the Acquiring Fund, and received A Shares, C Shares and I Shares of the Acquiring Fund in an amount equal in value to the shares of the Selling Fund the shareholder had immediately before the Reorganization. No shareholder vote was required with respect to the reorganization.

Exhibits 77Q1(e)
[provided separately -- please include the Subadvisory Agreement also sent with this document.]

Exhibits 77Q1 77M(g)
[provided separately -- please include the Plan of Reorganization also sent with this document.]